Rule 424(b)(3)
                                                           File No. 333-119493


                        McKENZIE BAY INTERNATIONAL, LTD.

                SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 15, 2004

Our shares have been authorized for quotation on the OTC Bulletin Board.

In December 2004 we granted an option for the purchase of 150,000 shares to each of Messrs. Bakeman and Westerholm under our 2001 Employee Incentive Stock Option Plan exercisable at $1.22 and $1.35 per share, respectively. One-third of the option amount of shares became immediately exercisable when the options were granted. An additional one-third may be acquired on or after December 6, 2005 and the remaining shares may acquired on and after December 6, 2006. Mr. Bakeman's option expires on December 5, 2014 and Mr. Westerholm's option expires on December 5, 2009.

The annual salaries of Messrs. Bakeman and Westerholm have been increased to $200,000 and $225,000, respectively.

We intend to hire Donald C. Harms as our general counsel prior to April 2005 pursuant to a proposed three-year contract under which he will receive an annual base salary of $175,000. The other terms of the contract will be substantially the same as those of the contracts with our three executive officers. Upon Mr. Harms' employment, he will also receive an option for the purchase of 150,000 shares similar to the option granted to Mr. Bakeman as described above. The per share exercise price of Mr. Harms' option will be the market value of our shares on the day that Mr. Harms' employment begins.

Beginning in December 2004, we will compensate each of the independent members of our Board of Directors at the annual rate of $10,000 to accrue and to be paid when the Board of Directors determines that there are sufficient funds.


December 29, 2004